

Mail Stop 4628

November 3, 2017

Robert Smith
Chief Executive Officer
RiceBran Technologies
2928 Ramco Street, Suite 120
West Sacramento, CA 95691

> **Re:** **RiceBran Technologies**
> **Registration Statement on Form S-3**
> **Filed October 26, 2017**
> **File No. 333-221124**

Dear Mr. Smith:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Anuja A. Majmudar, Attorney-Advisor, at 202-551-3844 with any questions.

Sincerely,

/s/ Loan Lauren P. Nguyen *for*

H. Roger Schwall
Assistant Director
Office of Natural Resources